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                                                                    EXHIBIT 12.1

                         AMERICAN REALTY INVESTORS, INC.

 CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND
                         PREFERRED DIVIDEND REQUIREMENTS
                      (AMOUNTS IN THOUSANDS EXCEPT RATIOS)



                                THREE MONTHS
                                ENDED MARCH
                                  31, 2002                         YEAR ENDED DECEMBER 31,
                                ------------   -----------------------------------------------------------------
                                                 2001       2000       1999       1998        1997        1996
Income From Continuing
Operations
Before Income Taxes ..........           594     12,584        352      8,017    (23,982)     (2,634)     (5,667)
Fixed Charges ................        19,403     79,535     79,029     94,017     52,801      30,437      16,602
Income From Continuing
Operations
Before Income Taxes and
Fixed Charges ................        19,997     92,119     79,381    102,034    28,8219      27,803      10,835

Fixed Charges:
Interest Expense .............        18,792     77,048     76,702     91,736     51,624      30,231      16,489
Preferred Dividends ..........           611      2,485      2,327      2,281      1,177         206         113
                                ------------   --------   --------   --------   --------    --------    --------
                                      19,403     79,533     79,029     94,017     52,801      30,437      16,602
Ratio of Earnings to
Fixed Charges ................          1.03       1.16       1.00       1.09         --          --          --



Note: For purposes of this calculation, earnings before fixed charges consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs).